EXHIBIT 99.2

Platform Specialty Products Corporation Announces Pricing of Private Placement of Common Stock

MIAMI, Oct. 6, 2014 (GLOBE NEWSWIRE) -- Platform Specialty Products Corporation ("Platform") (NYSE:PAH) announced today that on October 3, 2014 it entered into subscription agreements with certain eligible purchasers for the purchase of a total of 25,465,024 shares of its common stock (the "Shares") for an aggregate purchase price of $651.6 million, or $25.59 per Share (the closing sale price per share on the New York Stock Exchange on October 2, 2014). Of those subscribed amounts, $410.9 million will be funded at a closing to be held on October 8, 2014, and an additional $240.6 million is expected to be funded following stockholder approval at a special meeting of stockholders of Platform to be held on or about November 6, 2014.

Platform intends to use the net proceeds from this private placement for general working capital, including repayment of debt incurred in connection with the previously-announced acquisition of Chemtura Corporation's AgroSolutions business, if completed.

The Shares are being offered and sold in this private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"). The Shares have not been registered under the Securities Act, or the securities laws of any other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell, or a solicitation of an offer to purchase, the Shares in any jurisdiction in which such offer or solicitation would be unlawful.

About Platform

Platform is a global producer of high-technology specialty chemicals and provider of technical services. The business involves the manufacture of a broad range of specialty chemicals, created by blending raw materials, and the incorporation of these chemicals into multi-step technological processes. These specialty chemicals and processes together encompass the products sold in the electronics, metal and plastic plating, graphic arts, offshore oil production, drilling and agricultural industries. More on Platform is available at www.platformspecialtyproducts.com.

Forward-looking Statements

This press release contains forward-looking statements, including, but not limited to, statements regarding the completion and timing of the private placement, Platform's planned use of any proceeds from the private placement, Platform's special meeting of stockholders and Platform's ability to close the Chemtura AgroSolutions acquisition. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, market and other general economic conditions, Platform's and the purchasers' ability to satisfy the conditions required to close the private placement, stockholder approval at the special meeting of stockholders and Platform's perception of future availability of equity or debt financing needed to fund its growing business. These forward-looking statements are made as of the date of this press release and Platform assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ from those projected in such forward-looking statements. Investors should refer to the risk factors set forth therein and in the periodic reports and other documents filed by Platform with the Securities and Exchange Commission, including Platform's annual report on Form 10-K for the fiscal year ended December 31, 2013 and quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2014.

CONTACT: Source/Investor Relations Contact:

         Frank J. Monteiro
         Platform Specialty Products Corporation- CFO
         +1-203-575-5850

         Media Contacts:

         Liz Cohen
         Weber Shandwick
         +1-212-445-8044

         Kelly Gawlik
         Weber Shandwick
         +1-212-445-8368